MY JOY YOGA, LLC

Unaudited Financial Statements For The Year Ended December 31

August 15, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
My Joy Yoga, LLC
Houston, TX

We have reviewed the accompanying balance sheet of My Joy Yoga, LLC. as of December 31, 2015, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 15, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MY JOY YOGA, LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015
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		2016		2015
ASSETS				
CURRENT ASSETS				
Cash	$	27	$	508
Accounts Receivable		433		340
TOTAL CURRENT ASSETS		459		848
TOTAL ASSETS		459		848
LIABILITIES AND MEMBER'S EQUITY				
CURRENT LIABILITIES				
Accounts Payable		915		15,429
Acccrued Liability		3,282		-
TOTAL CURRENT LIABILITIES		4,197		15,429
TOTAL LIABILITIES		4,197		15,429
MEMBER'S EQUITY				
Contributed Capital		147,800		12,990
Retained Earnings (Deficit)		(151,537)		(27,570)
TOTAL SHAREHOLDER'S EQUITY		(3,737)		(14,580)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	459	$	848

MY JOY YOGA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
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	2016	2015
Operating Income		
Subscription Fees	$ 40,940	$ 36,363
Cost of Goods Sold	4,338	-
Gross Profit	36,602	36,363
Operating Expense		
Payroll	43,341	-
General and Administrative	42,103	5,582
Marketing and Advertising	38,003	47,611
Video Production	20,920	-
Travel Expense	12,675	-
Studio Expense	3,526	-
Net Income from Operations	(123,967)	(16,830)
Net Income	$ (123,967)	$ (16,830)

MY JOY YOGA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (123,967)	$ (16,830)
Cash Flows From Operating Activities		
Change in Accounts Receivable	(92)	(264)
Change in Credit Card	915	-
Change in Accrued Expense	3,282	-
Change in Due to	(15,429)	2,602
Net Cash Flows From Operating Activities	(135,291)	(14,492)
Cash Flows From Financing Activities		
Contributed Capital	134,810	12,990
Net Cash Flows From Financing Activities	134,810	12,990
Cash at Beginning of Period	508	2,010
Net Increase (Decrease) In Cash	(481)	(1,502)
Cash at End of Period	$ 27	$ 508

MY JOY YOGA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2016 AND 2015

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

My Joy Yoga, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company offers online yoga video subscriptions.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company recognizes advertising expenses as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense reported by the Company are allocated to the members of the Company and reported on their individual income tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's franchise tax filings for 2013, 2014, 2015, and 2016, are subject to review by that State until 2019, 2020, 2021, and 2022, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 15, 2017, the date that the financial statements were available to be issued.